EXHIBIT 99.1

Galapagos Announces Executive Leadership Updates

Mr. Henry Gosebruch appointed by the Galapagos Board of Directors as founding CEO of newly created SpinCo

Dr. Paul Stoffels, Chair and CEO of Galapagos, plans to retire as CEO upon appointment of successor in the next 12 months and plans to continue as Chair of the Board of Directors, ensuring leadership continuity and long-term strategic guidance

Mechelen, Belgium; April 21, 2025, 22:10 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today makes two executive leadership announcements.

In line with its planned separation into two independent entities (the “Separation”), Mr. Henry Gosebruch was today appointed as founding CEO of the Galapagos subsidiary, currently named XYZ SpinCo NV (“SpinCo”), which will be renamed in the Separation. As previously disclosed, SpinCo will separate from Galapagos’ current operations and initially be funded with approximately €2.45 billion in cash and cash equivalents. SpinCo will be focused on building a pipeline of innovative medicines with demonstrated proof-of-concept and the potential to elevate standard-of-care for patients through one or more transformative transactions. In parallel, Galapagos will continue to advance its pipeline of potential best-in-class cell therapies in hematological and solid tumors, leveraging its foundational decentralized manufacturing platform.

Dr. Stoffels1, CEO and Chair of the Board of Directors at Galapagos, commented, “Henry’s appointment marks a key milestone as we progress on our planned Separation. His extensive biotech experience, leadership, and track record in creating shareholder value through M&A and business development will be of significant value to SpinCo, as it focuses on building a differentiated pipeline of innovative medicines with robust proof-of-concept.”

Henry Gosebruch, incoming CEO of SpinCo, commented, “I am honored to take on the role of Founding CEO of SpinCo. I look forward to forming a world-class team and pursuing transformational opportunities in innovative medicines that can bring meaningful therapies to patients in need, while unlocking significant value for our shareholders.”

“Henry is the right leader to take on the CEO role for SpinCo as he leverages his extensive experience and the strong balance sheet to build an exciting pipeline,” said Mr. Andrew Dickinson, Chief Financial Officer, Gilead Sciences, and Non-Executive Non-Independent Member, Galapagos’ Board of Directors. “We look forward to working with him as he pursues transactions with the potential to create significant value for all shareholders.”

Dr. Stoffels, Chair and CEO of Galapagos, has informed the Board of Directors of his intent to retire from his role as CEO upon appointment of a successor, and to remain as Non-Executive Chair of the Galapagos Board of Directors, thereby being able to continue to provide strategic guidance and support to the Company, subject to the reappointment as Director at the 2026 Annual General Meeting. The Board will search for a successor CEO who will lead Galapagos into its next phase of growth and innovation as a focused cell therapy company, dedicated to delivering breakthrough treatments that address high unmet patient need.  The successor CEO is expected to be hired in the next 12 months.

Dr. Stoffels said, “I am proud to have transformed Galapagos into an R&D-driven biotech company with a clear focus on oncology. Following the acquisitions of CellPoint and Abound Bio in 2022, we established a unique decentralized manufacturing platform designed to deliver fresh, stem-like early memory cell therapy with a vein-to-vein time of just seven days. Two programs leveraging this platform are currently in Phase 2 clinical studies targeting nine aggressive hematological malignancies, a TCR-T candidate having delivered strong preclinical proof-of-concept in solid tumors, and a next-generation CAR-T candidate expected to enter the clinic by year-end. With the Separation, Galapagos will have the autonomy to execute on its cell therapy growth strategy, focusing on advancing its pipeline of potentially best-in-class assets and building a global, decentralized manufacturing network.”

“On behalf of the Board, I would like to sincerely thank Paul for reshaping Galapagos’ strategy over the past three years. His leadership has helped sharpen our focus on developing new oncology treatments, making meaningful progress for patients while creating long-term value for shareholders. Looking ahead, the Board intends to propose Paul for a second four-year term as Director at the 2026 Annual General Meeting and to have him continue as Chair of the Board, thereby staying closely involved with the Company,” said Mr. Jérôme Contamine, Lead Non-Executive Director of Galapagos. “Having worked closely with Henry on successful M&A in the past, I am delighted to welcome him to Galapagos. I have great confidence that Henry has the appropriate skills to lead SpinCo as it embarks on its mission.”

Background information on Mr. Gosebruch

Mr. Gosebruch joins SpinCo with deep experience in M&A, business development, partnering and venture capital, and a strong track record of building new growth businesses, pursuing pipeline opportunities, prudent capital allocation and creating shareholder value.

Mr. Gosebruch was most recently President and Chief Executive Officer at Neumora (NASDAQ: NMRA), a clinical-stage biopharmaceutical company focused on redefining neuroscience drug development. He joined Neumora in July 2023, leading the company through its initial public offering (IPO) in September 2023 and advancing its capabilities and pipeline.

Prior to Neumora, Mr. Gosebruch was Executive Vice President and Chief Strategy Officer at AbbVie, where he was responsible for Corporate Strategy, Competitive Strategy & Insights, Business Development & Acquisitions, Search & Evaluation, Alliance Management, R&D decision support/portfolio analytics and AbbVie Ventures. At AbbVie, Mr. Gosebruch and his team completed more than 100 business development transactions, diversifying AbbVie by building new growth businesses and pipeline opportunities. Among others, Mr. Gosebruch and his team played a critical role in identifying and executing the acquisition of Allergan and the partnership for risankizumab (Skyrizi®).

Prior to joining AbbVie in 2015, Mr. Gosebruch worked at J.P. Morgan for more than 20 years, most recently as its North American M&A Group Co-Head based in New York. During his time at J.P. Morgan, Mr. Gosebruch worked on M&A transactions in excess of $375 billion in total value involving companies in more than 20 countries.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding hiring of key personnel, statements regarding the intended Separation of Galapagos into two independent entities and related transactions, including the expected timeline of such transactions, anticipated changes to the management and Board of Directors of each of Galapagos and SpinCo, the anticipated benefits and synergies of such transactions and the receipt of regulatory and shareholder approvals for such transactions, and statements regarding the search for and announcement of a suitable successor for the Galapagos’ CEO. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos and SpinCo will encounter challenges retaining or attracting talent, that the CEO appointment may be disruptive to our or SpinCo’s (future) business operations, risks related to our ability to effectively transfer knowledge, the risks related to the search and recruitment of a suitable successor for our Galapagos’ CEO, the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two independent entities and realize the anticipated benefits from the Separation within the expected time frame or at all, the two separate entities’ ability to succeed as stand-alone, publicly traded companies, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.